

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2021

Kyle Armbrester
Chief Executive Officer
Signify Health, Inc.
800 Connecticut Avenue
Norwalk, CT 06854

      Re: Signify Health, Inc.
           Registration Statement on Form S-1
           Filed January 19, 2021
           File No. 333-252231

Dear Mr. Armbrester:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed January 19, 2021

Executive and Director Compensation
Other compensation plans, page 179

1.   We note your updated disclosure that holders of synthetic equity units will be party to the Tax Receivable Agreement. Please describe the material details of the Synthetic Equity Plan and file the Synthetic Equity Plan as an exhibit or otherwise advise. Refer to Item 402 and Item 601(b)(10)(iii) of Regulation S-K.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Lochhead at 202-551-3664 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Jason L. Drory at 202-551-8342 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Shane Tintle, Esq.